PROSPECTUS SUPPLEMENT
dated September 28, 1998
to Prospectus dated July 2, 1998




                        UP TO 1,735,000 SHARES
                            SHELDAHL, INC.
                             Common Stock

	Sheldahl, Inc., a Minnesota corporation (Sheldahl or the Company) has registered 1,735,000 shares of its Common Stock (including preferred stock purchase rights), which may be offered by this Prospectus Supplement and the accompanying Prospectus from time to time by the stockholders identified herein or their transferees, pledgees, donees or other successors in interest (the Selling Shareholders).

	This Prospectus Supplement is qualified in its entirety by reference by the more detailed information and the consolidated financial statements of the Company, including the notes thereto, appearing or incorporated by reference herein or in the accompanying Prospectus dated July 2, 1998. All capitalized terms used in this Prospectus Supplement are defined as set forth elsewhere herein or in the accompanying Prospectus. All references in this Prospectus Supplement to the Prospectus are to the Company's Prospectus dated July 2, 1998 accompanying this Prospectus Supplement.

	The Company's Common Stock is traded on the Nasdaq National Market under the symbol SHEL.

-------------

THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
SEE RISK FACTORS BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

--------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------

The date of this Prospectus Supplement is September 28, 1998

	This Prospectus Supplement contains and incorporates by reference certain forward-looking statements based on current expectations which involve risks and uncertainties. Actual results and the timing of certain events may differ materially from those projected in such forward-looking statements due to a number of risk factors, including those set forth below. The Company has tried, wherever possible, to identify these forward-looking statements by using words such as believe, anticipate, estimate, expect and similar expressions. The Company undertakes no obligation to release publicly the results of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events.

	RECENT DEVELOPMENTS

	Market Activity in Company Stock. On September 21, 1998, a group of investors comprised of Irwin L. Jacobs, Daniel T. Lindsay, Dennis M. Mathisen and Marshall Financial Group, Inc. (the Reporting Persons) filed with the Securities and Exchange Commission a Schedule 13D reporting their beneficial ownership of an aggregate of 780,100 shares of the Company's Common Stock, 292,683 shares of Common Stock issuable upon conversion of the Company's Series D Preferred Stock and 18,000 shares of Common Stock issuable upon exercise of Warrants, in aggregate representing approximately 10.94% of the outstanding shares of the Company's Common Stock. Item 4 of the Schedule 13D states that the Reporting Persons acquired the Common Stock described above in order to obtain an equity position in the Company. In addition, the Schedule 13D states that the Reporting Persons intend to monitor the Company's performance and may explore the feasibility of, and strategies for, seeking control of the Company through various different means. Any activity in the Company's Common Stock, such as that described above, is subject to the anti-takeover provisions in the Company's Articles of Incorporation and the Minnesota Business Corporation Act as well as the Company's Rights Agreement. See Risk Factors - Anti-Takeover Provisions.

	Executive Management Restructuring. On September 17, 1998, the Company announced that the Board of Directors has elected James E. Donaghy as Chairman and Edward L. Lundstrom, President, to the additional position of Chief Executive Officer, effective January 13, 1999. Mr. Donaghy will replace James
S. Womack, who will leave the Board in accordance with the Company retirement policy for directors.

	Introduction of Novaflex VHD. On September 2, 1998, the Company introduced its new Novaclad-based Novaflex VHD (very high density) product, a new flexible circuit technology that allows product designs that accommodate the electronics industry's drive toward miniaturization, which requires circuitry with ever-smaller vias (holes) and spaces for the greatest possible density and performance. Novaflex VHD, which is available in prototype and production quantities, can be provided with industry standard soldermark materials and surface finishes to accommodate all end-product and assembly needs. Novaflex VHD is leading-edge technology that meets the needs of several market segments including computers, disc drives, LCDs, telecommunications, and medical. The Company estimates the potential market size for its new product to be $250-300 million in 1998, growing at a projected rate of 30% per year. However, there can be no assurance that the Company's new product will achieve market acceptance or that the market size will develop and grow at rates currently anticipated.

	General Motors Strike. The strike and work stoppages by General Motors workers during fiscal 1998 has had a material adverse effect generally on the automotive industry and the suppliers thereto. At this time, it is the Company's estimate that the strike has had a $1.5 million effect on the Company's results for the fourth quarter of fiscal 1998. There can be no assurance that the Company's results of the fourth quarter and fiscal year ending August 28, 1998 will not be more adversely affected by this labor strike. See Risk Factors - Variability of Quarterly Results.

	Series D Preferred Stock. On July 30, 1998, the Company sold an aggregate of 32,917 shares of Series D Convertible Preferred Stock ("Series D Preferred Stock"), to the Selling Shareholders pursuant to the Convertible Preferred Stock Purchase Agreement among the Company and the Selling Shareholders (the "Agreement"). The Series D Preferred Stock is entitled to 5% cumulative dividends, payable in cash or shares of Common Stock at the election of the Company. The conversion price for the Series D Preferred Stock is $6.15 per share. In connection with the issuance of the Series D Preferred Stock, the Company granted to each Selling Shareholder Warrants to purchase shares of the Company's Common Stock. The aggregate amount of shares of Common Stock the Company is obligated to issue under the Warrants is 329,170 shares at an exercise price of $7.6875 per share. The Company also granted to the Selling Shareholders certain registration rights with respect to the shares of the Company's Common Stock issuable to the Selling Shareholders upon conversion of the Series D Preferred Stock, accrued dividends and the Warrants.

	The Company may require holders of Preferred Stock to convert to Common Stock provided that the Company's Common Stock trades at 200% of the conversion price.

	In connection with the sale of the Preferred Stock, on July 25, 1998, the Company's Board of Directors amended the Company's Rights Plan to increase the threshold percentage from fifteen (15%) to twenty-two (22%), subject to certain conditions with respect to one of the Investors, Molex Incorporated (Molex) and also approved Molex's acquisition under the Minnesota Business Combination Act.

	Also in connection with the transactions contemplated by the Agreement and in the related joint venture described below, the Company granted Molex the right to select one representative for nomination to the Board of Directors of the Company, a right of first refusal to purchase the Company in the event that the Board of Directors elects to sell the Company and certain preemptive rights with respect to future equity offerings. The documentation memorializing the granting of such rights has not yet been finalized.

	This Prospectus relates to the shares of Common Stock issuable to the Selling Shareholders pursuant to the Agreement. The foregoing description of the Agreement, the Warrants and the registration rights does not purport to be complete and is qualified in its entirety by reference to the Company's report on Form 8-K, filed on August 18, 1998, which includes such agreements as exhibits and is incorporated herein by reference.

	Molex Joint Venture. On July 28, 1998, the Company and Molex Incorporated (Molex) formed a joint venture to design, market and assemble modular interconnect systems to replace wiring harnesses in primarily the automotive market. The new company was named Modular Interconnect Systems, L.L.C. and it is a Delaware limited liability company (Modular Interconnect). Modular Interconnect will utilize proprietary flexible products developed by the Company and proprietary connectors developed by Molex in the development of the new modular interconnect system as an alternative to conventional automotive wiring harnesses and flex circuit assemblies. The Company and Molex will supply their respective products to Modular Interconnect pursuant to long-term supply contracts.

	The Company owns 40% and Molex owns 60% of Modular Interconnect. Each party has a right of first refusal with respect to the other party's ownership interest. Modular Interconnect is being funded by contributions from the Company and Molex. Certain development costs of those components to be designed and developed by Sheldahl for the new systems will also be reimbursed by Molex and other development costs may be funded by loans from Molex. Both the Company and Molex granted Modular Interconnect a non-exclusive license to certain of their intellectual property for purposes of producing the new modular interconnect systems. Each license takes effect and is contingent upon a change of control of the Company or Molex and the purchase of such person's membership interest in Modular Interconnect.

	Modular Interconnect is managed by five managers, three of whom are designated by Molex and two by Sheldahl. Certain transactions require the approval of the majority of managers designated by each party.

	The Limited Liability Company Agreement of Modular Interconnect (the LLC Agreement) is filed as Exhibit 10.1 to the Company's current report on Form
8-K filed on August 28, 1998.   The Company has requested that certain
portions of the Agreement be granted confidential treatment by the Commission. Accordingly, certain portions of the Agreement have been deleted and replaced by brackets with asterisks.

	There can be no assurance that the joint venture will be successful or that the new products will gain market acceptance or be commercialized, if at all, in a profitable manner by Modular Interconnect. In addition, some statements made herein may be forward-looking and subject to risks and uncertainties such as those included in the Company's annual report, 10-K, 10-Q and other SEC filings, as well as the risks and uncertainties inherent in embarking upon a new joint venture for the purpose of developing a new product.

	The foregoing description of the LLC Agreement does not purport to be complete and is qualified in its entirety by reference to the Company's report on Form 8-K, filed on August 28, 1998, which includes such Agreement as an exhibit and is incorporated herein by reference.

	New Credit Facility. On June 19, 1998, the Company entered into a new financing arrangement in the form of a debt facility with its existing bank group, Norwest Business Credit, Inc., Harris Trust and Savings Bank and NED Bank, as well as a new member, CIT Group. The facility is a three-year agreement totaling $60 million, consisting of a $25 million capital revolver and term loan facilities. The term loans are comprised of a $16 million facility that amortizes over seven years with a balloon payment in May 2001. Payments are paid monthly commencing January 1999. The second term facility is a $19 million loan that is amortized over two years with repayments commencing August 29, 1998. On July 31, 1998, the Company satisfied the $19 million second term facility. Under the terms of the facility, the Company issued Warrants expiring June 18, 2003 with an exercise price of $6.92 covering an aggregate of 100,000 shares of the Company's Common Stock. The Company believes the new debt facility along with the Series D preferred equity placement has strengthened its capital structure and will enable it to further develop its Micro Products business. The capital liquidity of the Company is adequate but will remain tight until the cash flow from operations reflects improvement. See Risk Factors - Liquidity and Possible Need for Additional Financing.

	Third Quarter Results. The Company's unaudited results for the third quarter of fiscal 1998, including a pretax charge for restructuring costs and asset impairment charges as well as further charges relating to a tax asset allowance and the adoption of a FASB pronouncement on start-up costs, resulted in a net loss for the nine months and quarter ended May 29, 1998 of $33.1 million or $3.57 per share and $19.0 million or $1.98 per share, respectively. For the third quarter, the Company's core business generated operating pretax profit of $1.4 million, while its Micro Products business posted a pretax loss of $4.9 million. The core business, based on increased sales and reduced costs, improved operating pretax profits by $2.8 million for the third quarter, as compared to the second quarter. Gross margin in the core business rose to 19.1 percent compared to 12.7 percent for the second quarter. Additionally, for the nine months ended May 29, 1998, the loss was due in part to the following:

		The Company's decision to move jobs and make other organizational efficiencies from its Northfield, Minnesota and Aberdeen, South
Dakota facilities to Mexico has affected 240 jobs and resulted in a restructuring charge of $4.5 million in the third quarter of 1998 related to the cost of staff reductions, the sale of certain assets and the closing of the Company's Aberdeen assembly facility. The Company expects that 200 of the affected jobs will move to Mexico by the end of September 1998, with the balance completed in the third quarter of fiscal 1999. The Company anticipates that it will realize annual costs savings of approximately $7.0 million associated with this restructuring of its operations when fully completed.

		The write down of equipment amounting to $3.3 million in the third quarter of 1998, principally at the Company's Longmont, Colorado facility, which equipment, based upon analysis by management and anticipated production processes, is not expected to contribute to the Company's future cash flows.

		The decision and analysis by management, based upon recent restructurings, write-offs and continued losses at the Company's
Micro Products venture, to provide a valuation allowance for its net deferred tax assets, resulting in a $7.8 million charge to income during the third quarter of 1998. As a result, the Company will not reflect in immediate future periods a tax provision or benefit until such net operating losses are offset by reported pretax profits or that the degree of certainty increases as to the future profit performance of the Company to allow for the reversal of the remaining value of the allowance.

		The adoption by the Company of Statement of Position No. 98-5, Reporting on the Costs of Start-Up Activities, (SOP 98-5) which requires the expensing of these items as incurred, versus capitalizing and expensing them over a period of time. The early adoption of this statement resulted in a cumulative effect of a change in accounting method of approximately $5.2 million, related to costs capitalized by the Company from its Micro Products venture. The adoption of this statement will be retro-active to the beginning of fiscal 1998, and the Company's first and second quarters will be restated to reflect this change in accounting, in accordance with the provisions of SOP 98-5. The Company's depreciation and amortization expense is reduced by almost $0.5 million per quarter as a result of the adoption of reporting for start-up costs and the write down of certain equipment, which was noted above.

RISK FACTORS

	The securities offered hereby involve a high degree of risk. Accordingly, in analyzing an investment in these securities, prospective investors should carefully consider the following risk factors, along with other information referred to herein. No investor should participate in this offering unless such investor can afford the loss of his or her entire investment.

	Because of the variety and uncertainty of the factors affecting the Company's operating results, past financial performance and historic trends may not be a reliable indicator of future performance. These factors, as well as other factors affecting the Company's operating performance, and the fact that the Company participates in a highly dynamic and competitive industry, may result in significant volatility in the Company's Common Stock price.

Liquidity and Possible Need for Additional Financing

	The Company believes it will be able to fund its near-term anticipated working capital and capital expenditure requirements from bank borrowings, proceeds from the sale of the Company's equity securities and funds generated from operations. The Company will continue to assess the need for additional capital recognizing that the amount and form of the capital is directly dependent on the operational performance of the business and the need to expand manufacturing capacity. Currently, the Company is being funded through the working capital borrowing base under its bank line of credit and improving cash flow from operations. Enhanced cash flow from operations is in part linked to the expectation that successful full volume production from the Longmont facility will commence in the third quarter of fiscal 1999. However, there can be no assurance that unanticipated developments, including but not limited to possible requirements to redeem the Company's Series B Stock, failure to achieve full volume production from the Longmont facility, or failure to achieve any other operational objectives of the Company, will not create an earlier need for additional capital. If any of these events occur, the Company could be required to seek additional capital as early as the end of the second quarter of fiscal 1999. There can be no assurance, however, that such additional capital will be available when needed by the Company or that such capital will be available on terms acceptable to the Company.

Utilization of Longmont Facility

	The Company has completed construction of, and installation of equipment to be used in, the Longmont Facility, but has not commenced extensive volume production of its ViaArray and Via-Thin products at this facility. The
Company had originally expected to begin volume production at the Longmont Facility in April 1996, but the Company initially suffered delays in delivery and installation of certain production equipment as a result of financial difficulties of a key supplier, a longer than anticipated installation and testing period, and recently is experiencing a far more rigorous and lengthy qualification process by the Company's customers and their customers than the Company anticipated. The Company is producing Novaclad for sale to the market and internal use and has now begun initial production of Via-Thin. Via-Thin is a product still in the early stages of market acceptance. The Company believes that it has validated the technical capabilities of its processes and equipment at the Longmont Facility, although there can be no assurance that validation problems or difficulties will not materialize once full volume production has commenced. The Company's ability to begin full volume production of Via-Thin is subject to final qualification by the Company's customers, and in some cases, their customers, as well as the ability of its production equipment to produce sufficient quantities of products at acceptable quality levels. Once the Longmont Facility has commenced full volume production of Via-Thin, the Company still expects that it will not initially produce sufficient sales volume or profit contribution to offset the depreciation and other expenses related to its operation. As a result, the Longmont Facility has had a material adverse effect on the Company's results of operations and will continue to have such an effect until sales of the Company's Novaclad-based ViaArray and Via-Thin products increase sufficiently to cover expenses.

Market Acceptance of New Products

	A significant portion of the Company's anticipated future success in the data communication market and a significant portion of future revenue growth of the Company will depend on market acceptance of its Novaclad-based, ViaArray and Via-Thin products. Although the Company believes that these products have attractive performance characteristics and utility in a potentially broad range of products, sales of its Novaclad-based products will depend on the Company's ability to (i) convince potential customers that the advantages and applications of these products justify the expense and production changes necessary to incorporate the Company's products into the customer's manufacturing process; (ii) work with designers of integrated circuit (IC) packages and electronics to incorporate these products; (iii) qualify these products for inclusion in the customer's products within the time requirements of the customer's design cycle and (iv) produce sufficient quantities of these products in a timely manner. Moreover, these products will compete with certain other thin film laminates or alternative materials offered by other manufacturers and such materials may achieve wider market acceptance than the Company's products. Failure of the Company's Novaclad-based, ViaArray and Via-Thin products to achieve timely or sufficient market acceptance would have a material adverse effect on the Company's results of operations.

Dependence on Automotive Market

	Sales to the automotive market as a percentage of total sales were approximately 69.2% in fiscal 1996 and 67.5% in fiscal 1997. The Company's production of component products for the automotive market fluctuates as automotive manufacturers begin production of new models and end production of others. A decrease in the number of the Company's electronic components included in new models could have a material adverse effect on the Company's results of operations. A general downturn in the automotive market, such as the General Motors labor strike, could have and has had a material adverse effect on the demand for the electronic components supplied by the Company to its customers in the automotive market. For example, during the Company's fourth quarter, the Company's sales to the automotive market were adversely impacted by the General Motors strike by an amount equal to approximately $1.5 million. In addition, as the automotive industry continues to qualify and reduce the number of suppliers and demand higher performance products at a lower cost, there can be no assurance that the Company will be able to maintain its current sales volumes at existing profit margins to automotive manufacturers and their suppliers.

Capital Intensive Business

	The Company's business is capital intensive. In the past four years, the Company has invested approximately $112 million in total capital expenditures, including approximately $60 million in the Longmont Facility. In order to remain competitive, the Company must continue to make significant expenditures for capital equipment, expansion of operations and research and development. The Company has had initial success with introducing its Novaclad-based products but further penetration is required. If the Company is successful in its Novaclad-based products, it may be required to make additional capital investments to increase manufacturing capacity before sufficient positive cash flow can be derived from the initial investment in the Longmont Facility. Presently, however, capital expenditure plans in fiscal 1999 are expected to be in the range of $10 to $12 million, significantly lower than in the recent past.

Customer Concentration

	The Company's customer base is concentrated. The Company's ten largest customers for the 1997 fiscal year accounted for approximately 60.7% of net sales, and 11.5%, 10.6% and 7.4% of the Company's net sales during fiscal 1997 were to Ford Motor Company, Motorola, Inc. and Molex Incorporated, respectively. The Company expects that sales to a relatively small number of customers will continue to account for a significant portion of sales for the foreseeable future, and the loss of, or a significant decline in orders from, one of the Company's key customers could have a material adverse effect on the Company's results of operations.

Variability of Quarterly Results

	Historically, the Company's quarterly results of operations have fluctuated significantly primarily because of the timing of orders from its larger customers and mix of products manufactured and sold, as impacted from time to time by work stoppages in the automotive industry and other broad economic events. Due to this and the inherent uncertainty associated with the development of new products and production facilities, the Company expects that its quarterly results of operations will continue to be subject to significant fluctuations.

Customers' Product Obsolescence and Standards

	The Company supplies component products primarily to the automotive electronics and data communication markets. Substantially all of the products in these markets which incorporate the Company's component products are subject to technological obsolescence, performance standards and pricing requirements. The Company's future success in these markets will depend upon its ability to (i) work closely with manufacturers to design end products or applications which incorporate the Company's products and achieve market acceptance, (ii) develop technologies to meet the evolving market requirements of its customers, (iii) continue to deliver high-performance, cost-effective products and (iv) expand its sales and marketing efforts domestically and internationally. There can be no assurance that the Company will continue to meet the current qualification requirements of its major customers, meet new qualification requirements imposed by its customers or continue to be selected as a supplier by new customers.

Dependence on Key Personnel

	The Company's business is dependent on the efforts and abilities of its executive officers and key personnel, especially in the development, marketing and manufacturing of its Novaclad-based, ViaArray and Via-Thin products. The Company's continued success will also depend on its ability to continue to attract and retain qualified employees. The loss of services of any key personnel could have a material adverse effect on the Company. The Company does not have key-person life insurance on any of its employees.

Intense Competition

	The market segments served by the Company are highly competitive. Some of the Company's competitors have substantially greater financial and marketing resources than the Company. Although the Company believes performance and price characteristics of its Novaclad-based products will provide competitive solutions for its customers' needs, there can be no assurance that its customers will not choose other technologies due to such customers' familiarity with the competing technology, the financial resources of the supplier or the ease of incorporating alternative technology into customers' manufacturing processes. In addition, there can be no assurance that other competitors will not enter the markets served by the Company. The Company's results may be adversely affected by the actions of its competitors, including the development of new technologies, the introduction of new products or the reduction of prices. There also can be no assurance that the Company will be able to take actions necessary to maintain its competitive position.

Possible Volatility of Stock Price

	Factors such as unexpected market activity in the Company's Common Stock, announcements by the Company or its competitors, fluctuations in the Company's operating results, general conditions in the automotive and data communication markets or the worldwide economy or changes in earnings or estimates by analysts could cause the price of the Company's Common Stock to fluctuate, perhaps substantially. Also, prices for many technology company stocks, including the Common Stock, may fluctuate widely for reasons that are not always related to the operating performance of such companies.

Reliance on Specialized Manufacturing Facilities

	The Company has separate manufacturing and assembly facilities, certain of which perform processes dependent upon products produced at its other facilities. The Company's flexible laminates are produced at facilities in Longmont and Northfield, Minnesota and further processed into printed circuitry in a separate facility, also located in Northfield, Minnesota. In addition, the Company also fabricates ViaThin at the Longmont facility.
Further assembly is performed at one facility in South Dakota and one in Mexico. Delays or disruption at its flexible laminate facility may result in an insufficient supply of materials for its flexible printed circuitry facility and its assembly facilities. The Company's Novaclad-based, ViaArray and Via-Thin products will be manufactured primarily at the Longmont Facility. Each of these facilities contains or will contain specialized equipment which is not quickly replaceable. While the Company carries business interruption insurance, any natural or other event affecting any one of these facilities or the manufacturing equipment could materially and adversely affect the Company's position in its markets and results of operations.

Dependence on Certain Suppliers

	The Company is dependent upon single source suppliers for certain of the raw materials used in the Company's manufacturing processes. While the Company has not experienced significant problems in the delivery of these materials or services, the Company believes an interruption in the supply of such materials or services could have a material adverse effect on the Company's results of operations.

Patents, Trademarks and Proprietary Rights

	The Company's success depends, to a large extent, on its ability to maintain a competitive proprietary position in its product areas. The Company has received certain patents with respect to its products and processes and has several other patent applications pending. There can be no assurance that patents will be issued on the basis of the Company's applications, that any patent issued to the Company will not be challenged, invalidated or circumvented or that the rights granted under any patent will provide
significant benefits to the Company.   The Company is aware of a patent which
may cover certain plated through holes of double-sided circuits made of the Company's Novaclad material. Although no claims have been made against the Company under this patent, the owner of the patent may attempt to construe the patent broadly enough to cover certain Novaclad products manufactured currently or in the future by the Company. The Company believes that prior commercial art and conventional technology, including certain patents of the Company, exist which would allow the Company to prevail in the event any such claim is made under this patent. Any action commenced by or against the Company could be time consuming and expensive and could result in requiring the Company to enter into a license agreement or cease manufacture of any products ultimately determined to infringe such patent. In addition to patent protection, the Company also attempts to protect its trademarks through registration and proper use. The Company also attempts to protect its proprietary information as trade secrets by taking security precautions at its facilities. Further, the Company maintains confidentiality through the use of secrecy or confidentiality agreements and other measures intended to prevent the public dissemination of trade secret information. There can be no assurance that these steps will prevent misappropriation of the Company's proprietary rights or that third parties will not independently develop functionally equivalent or superior non-infringing technology.

Environmental Matters

	The Company's production processes require the use, storage and disposal of certain substances which are considered hazardous under applicable federal and state laws. Accordingly, the Company is subject to a variety of regulatory requirements for the handling of such substances. The Company has maintained a safety and environmental compliance program for a number of years. An inadvertent mishandling of materials or similar incident, however, could adversely affect the operations of the Company and result in costly administrative or legal proceedings. In addition, future environmental regulations could add to overall costs of doing business.

Anti-Takeover Provisions

	The Company's Articles of Incorporation and the Minnesota Business Corporation Act include certain anti-takeover provisions. These provisions, including the power to issue additional stock and to establish separate classes or series of stock, may, in certain circumstances, deter or discourage takeover attempts and other changes in control of the Company not approved by the Board. In addition, in June 1996, the Board of Directors of the Company adopted a Rights Agreement (the Rights Agreement), commonly called a poison pill. Pursuant to the terms of the Rights Agreement, one right (a Right) was issued in respect of each share of the Company's Common Stock outstanding. Such Rights also attach to each share of Common Stock issued subsequent to the adoption of the Rights Agreement, including the Shares offered hereby. Each Right entitles the holder thereof to purchase a fraction of a share of the Company's Series A Preferred Stock or, in certain instances, Common Stock of the Company or stock of an Acquiring Person (as defined below) in the event that (i) a third party or a group (an Acquiring Person) acquires beneficial ownership of 15% or more of the Common Stock or (ii) a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person is commenced. On July 30, 1998, the Company amended Section 1(a) of the Rights Agreement to provide that when applied to Molex Incorporated and any of its affiliated parties the 15% threshold for beneficial ownership shall be 22%. The Rights Agreement will be in effect through June 2006 and could have the effect of discouraging tender offers or other transactions which could result in shareholders receiving a premium over the market price of Common Stock.

SELLING SHAREHOLDERS

	The Shares of Common Stock offered hereby by the Selling Shareholders are issuable (i) upon conversion of the Series B Preferred Stock held by the Selling Shareholders, (ii) as accrued dividends on the Series B Preferred Stock and (iii) upon the exercise of outstanding warrants held by the Selling Shareholders (the Warrants). A total of 15,000 shares of Series B Preferred Stock and Warrants to purchase up to 67,812 shares of the Company's Common Stock at an exercise price of $27.65 per share were issued to the Selling Shareholders in connection with a private placement in August 1997. Through September 1, 1998, a total of 7,350 shares of the Series B Preferred Stock have been converted into 575,149 shares of Common Stock.

	The number of Shares registered on the registration statement of which this Prospectus is a part and the number of Shares offered hereby have been determined by agreement between the Company and the Selling Shareholders. The number of Shares of Common Stock that will ultimately be issued to the Selling Shareholders upon conversion of the Series B Preferred Stock is dependent upon a conversion formula which relies, in part, on the closing bid price of the Common Stock preceding the date of conversion and therefore cannot be determined at this time. The Series B Preferred Stock may be converted into shares of Common Stock from time to time at a conversion price equal to the lesser of (i) 110% of the average closing bid price for the five consecutive trading days immediately preceeding August 29, 1997 and (ii) 101% of the average of the lowest closing bid prices for five consecutive trading days during the 30 consecutive trading days immediately preceeding the date of conversion of the Series B Preferred Stock. The Warrants are exercisable for an aggregate of 67,812 Shares of Common Stock.

	The amount of Common Stock shown in the following table represents approximately the amount into which the remaining 7,650 shares of Series B Preferred Stock might have been converted on September 21, 1998 based on the then conversion price of $4.911125. The amount of Common Stock shown in the table also includes 84,375 shares of Common Stock representing accrued dividends for three years on the remaining shares of Series B Preferred Stock based on the conversion price of $4.911125, as well as 67,812 shares of Common Stock issuable to the Selling Shareholders upon exercise of the Warrants:

                          	Common Stock     	Number of
                          	Beneficially	     Shares of       	Owned After
                         	Owned Prior to	   Common Stock    	Offering(2)(3)
Selling Shareholder	        Offering (1)    	Offered(2)   	Number   	Percent

Southbrook International
  Investments, Ltd.           	551,991        	551,991       	0	        *

Marshall Capital
 Management, Inc.             	492,716        	492,716       	0        	*

HBK Cayman L.P.               	326,744	        326,744	       0	        *

HBK Offshore Fund Ltd.	        326,744	        326,744	       0	        *

Brown Simpson Strategic
  Growth Fund, L.P. (4)	           452	            452	       0        	*

Brown Simpson Asset
  Management, LLC (4)	          11,227	         11,227	       0	        *
___________________________
* Less than 1%.

(1)	The Agreement limits the conversion and exercise rights of a Selling
Shareholder to the extent that the shares of Common Stock held by such Selling Shareholder after a conversion of Series B Preferred Stock and/or exercise of the Warrant issued to such Selling Shareholder would exceed 4.999% of the then issued and outstanding shares of Common Stock following such conversion and/or exercise.

(2)	Represents the maximum number of Shares that may be sold by each Selling
Shareholder pursuant to this Prospectus; provided, however, that pursuant to Rule 416 under the Securities Act of 1933, as amended, the Registration Statement of which this Prospectus is a part shall also cover any additional shares of Common Stock which become issuable in connection with the Shares registered for sale hereby by reason of (i) any stock dividend, stock split, recapitalization or other transaction effected without the receipt of consideration which results in an increase in the Company's number of outstanding shares of Common Stock or (ii) decreases in the conversion price applicable to the Series B
Preferred Stock. In the event Rule 416 is not available, the Company is obligated to register such additional shares of Common Stock.

(3)	Assumes the sale of all Shares offered hereby to unaffiliated third parties. The Selling Shareholders may sell all or part of their respective Shares.

(4)	Represents Shares issuable solely upon exercise of Warrants.


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

	The following documents or portions of documents heretofore filed by the Company with the Securities and Exchange Commission (the Commission) under the Securities Exchange Act of 1934, as amended (the Exchange Act), are incorporated herein by reference: (1) Annual Report on Form 10-K for the year ended August 29, 1997; (2) Quarterly Reports on Form 10-Q for the quarters ended November 28, 1997, February 27, 1998 and May 27, 1998; (3) Proxy
Statement for Annual Meeting of Shareholders held on January 14, 1998 (except to the extent portions of such document are not deemed incorporated by reference into any filing under the Securities Act or the Exchange Act); (4) Current Report on Form 8-K filed on August 18, 1998; (5) Current Report on
Form 8-K filed on August 28, 1998; and (6) the description of the Company's Common Stock contained in the Company's Registration Statement on Form S-3 filed with the Commission under the Exchange Act on October 12, 1995, declared effective on November 15, 1995 (No. 33-63373), and as such description is supplemented by Form 8-A, filed with the Commission on June 21, 1996, and amended on July 30, 1998.

	All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents (except to the extent portions of such document are not deemed incorporated by reference into any filing under the Securities Act or the Exchange Act).

	Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

	The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to John V. McManus, Vice President-Finance, Sheldahl, Inc., 1150 Sheldahl Road, Northfield, Minnesota 55057. Telephone requests may be directed to John V. McManus at (507) 663-8000.